NO ACT

RE
12-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[WASHIN]GTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINA[NCE]



10013976

December 29, 2010



Received SEC
DEC 29 2010
Washington, DC 20549

Laura Oleck Hewett
King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-29-10

Re: Synovus Financial Corp.
Incoming letter dated December 16, 2010

Dear Ms. Hewett:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to Synovus by Lawrence L. Bryan and Norman W. Davis. We also have received letters from Norman W. Davis dated November 30, 2010 and December 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Lawrence L. Bryan

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Synovus Financial Corp.
Incoming letter dated December 16, 2010

The proposal requests "that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

There appears to be some basis for your view that Synovus may exclude the proposal under rule 14a-8(i)(7), as relating to Synovus's ordinary business operations. In this regard, we note that the proposal relates to the terms of Synovus's employee benefit plan. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Synovus omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Synovus relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: NORMAN DAVIS [medicalpharmcy@bellsouth.net]
Sent: Tuesday, December 21, 2010 5:34 PM
To: shareholderproposals
Cc: graham smith; rick dearborn; Marshall Macomber; megan medley; david a balto; Anne Cassity; mike james; jud stanford
Subject: Shareholder Proposal (Synovus)

Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2010

Securities Exhange Act of 1934---Rule 14a-8

Addenum to Letter Dated November 30, 2010
By Electronic Mail

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securites and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir or Madam:

I am in receipt of a document electronically mailed to the Commission by King and Spaulding, LLP of Atlanta, Ga. on behalf of Synovus Financial Corp which seeks to exclude a shareholder proposal submitted by Lawrence L. Bryan and myself.

BACKGROUND:
From the Synovus website, www.synovus.com,: OUR CUSTOMER COVENANT:
"WE PLEDGE TO SERVE EVERY CUSTOMER WITH THE HIGHEST LEVELS OF SINCERITY, FAIRNESS, COURTESY, RESPECT, AND GRATITUDE , DELIVERED WITH UNPARALLELED RESPONSIVENESS, EXPERTISE, EFFICIENCY AND ACCURACY. WE ARE IN THE BUSINESS TO CREATE LASTING RELATIONSHIPS, AND WE WILL TREAT OUR CUSTOMERS LIKE WE WANT TO BE TREATED. WE WILL OFFER THE FINEST PERSONAL SERVICE AND PRODUCTS DELIVERED BY CARING TEAM MEMBERS WHO TAKE 100% RESPONSIBILITY FOR MEETING THE NEEDS OF EACH CUSTOMER."
Additionally from the same website from the icon designated PERSONAL:
"SINCE 1888, WE'VE BEEN DOING ONE THING EXCEPTIONALLY WELL: LISTENING TO OUR CUSTOMERS. MORE THAN A CENTURY OF PROVIDING FINANCIAL SOLUTIONS HAS TAUGHT US A VERY IMPORTANT LESSON...SUCCESS COMES FROM HAVING THE RESOURCES AND RESOLVE TO FOCUS ON ONE CUSTOMER, ONE BUSINESS, AND ONE SOLUTION AT A TIME. SIMPLY PUT, SYNOVUS IS SYNERGY...THE SYNERGY BETWEEN FINANCIAL SERVICES AND THE MULTITUDE OF BUSINESSES AND PEOPLE WHO DEPEND ON THEM. THAT IS WHY SO MANY HAVE COME TO DEPEND ON US."
One of the icons of the company, Gunby Jordan, as Chairman of the Board of Directors commissioned a "Great Table" to be made and carvings of many of the local businesses which made the Company what it has become are represented all the way around the perimeter. He charged the Board that before any decision would be made

by them, consideration of its effect on the community represented on the table around which they sat should be considered. The company takes great pride in the "Great Table" and it is a big part of its tours which have been conducted for many years.

In the Spring of 2009 a symposium was held and sponsored by Synovus at which, according to the article in the Columbus Ledger-Enquirer, the speaker spoke on the importance of locally owned business and the fact that over 65% of the revenue of such a business, remained local. This would percolate throughout the local economy broadening the tax base as well as purchasing goods and services, which create jobs which broadens the tax base, consumes goods and services, creating jobs, etc. Forty plus per cent of the revenues of a chain-owned business remains local to percolate, and 0% of revenue sent to a mail-order company remains local.

Synovus is an excellent company. They excel in Servant Leadership. As part of the synergy they claim, many in the community use some, or all ,of the financial products or services offered. Part of the reason that so many customers use the Company is the interdependence of the community in which we live. I have polled most of my colleagues and all polled have some type relationship with the Company, in whole or part. There is no product or service that Synovus offers that is not available through competitors at comparable prices. Their community involvement explains, at least in part, why their stock is so widely held and their business so widely used.

The fact that there is a challenge by Synovus concerning my ownership of Synovus stock is peculiar because Synovus is challenging the affirmation requested and supplied in good faith by me after receiving the report furnished by Synovus. So Synovus is refuting a document from Synovus? This is indeed puzzling after reading their Customer Covenant.

Another challenge concerns the ordinary operation of the Company. Pharmacy Benefit Managers (PBMs) make claims of cost savings involving the use of mail-order pharmacy. By asking that all the charges, expenses, fees, etc. be factored into the cost per prescription compared with those filled in the local community, I'm just asking that the Board exercise due dilligence to prove that this is true. A comparison of actual figures, not percentages which can be distorted but actual numbers including ALL expenses related at all to mail-order. I'm not asking that details of any rebates, sweetheart deals, etc. be revealed. This is not to mention that the mail-order pharmacy is owned by the PBM promoting the practice, nothing less than self-referral, which is illegal in parts of our industry. There is pending litigation against the PBM industry, including the one employed by Synovus, and when 25 to 40% of budget is paid to the PBM who manages the program, special scrutiny should be employed to preserve the interests of the shareholders and the resources of the Company. I have undergone background checks every time that I have opened any of my accounts with Synovus. Shareholders should expect no less to be done concerning the business partners of Synovus.

The last challenge concerns promotion of self-interest and not those of fellow shareholders. While the business in which I'm engaged does depend on the community in which I live, the synergy claimed by Synovus proves the point that all those who offer goods and services have a symbiotic relationship within a community. If one's business depends on the success of one's customers, then it does not make sense to pre-enroll members of a prescription drug plan in something that abandons the community which provides your business, especially when 85% of those pre-enrolled opt out in order to be able to continue their relationship with those they know and trust as revealed in the meeting held on December 2, 2010 between Lawrence L. Bryan, myself, and representatives of the Company. Let all segments compete for the business. Let all who will compete whether it is local, chain or mail on a level playing field. After all, that is the foundation upon which American business is built. The meeting that was provided was appreciated. In my opinion, the Board of Directors should examine the proposal, make their recommendation, and let the shareholders vote. That is, in part, what they as Directors were elected to do. Please let the system operate as it was designed to do. Please acknowledge receipt of this letter through electronic mail or by facsimile to 334-298-0342. Thanks for your time and consideration.

Sincerely,

Norman W. Davis

cc: the Honorable Richard Shelby, U.S Senator
the Honorable Jeff Sessions, U.S. Senator
the Honorable Mike Rogers, U.S. House of Representatives

the Honorable Robert Aderholt, U.S. House of Representatives
Stephanie Caden, Counsel, Internal Revenue Service
David Balto, Attorney at Law
Anne Cassity, National Community Pharmacists Association
Mike James, American Community Pharmacist Congressional Network
Jud Sanford, Counsel ,Alabama Independent Drugstore Association

Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

November 30, 2010

Securities Exchange Act of 1934
Rule 14a-8

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F St. N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Norman W. Davis to AFLAC INC., AT&T INC., SOUTHERN COMPANY, SYNOVUS, TOTAL SYSTEMS

Dear Sir or Madam:

I am an Independent Retail Pharmacist, business owner, employer, taxpayer, customer, consumer, and shareholder of several publicly traded companies. As a shareholder I am entitled to submit proposals when the subject matter is sufficient to warrant action of the board of directors and vote of shareholders of company stock. These companies are all publicly traded and are active in the community in which I live and work. There are several of which I am not only a customer, but also a consumer. In their respective markets, there is much less competition than there is in mine. I strongly believe in the Free Market which is supposed to be representative of American business, but in retail pharmacy there is anything but a "free" market. I have no problem with competing for business, I have done so for the 36 years that I have owned my own business. Upon graduation from pharmacy school, I was administered the Hippocratic Oath, something that I take very seriously. Providing the prescription needs of our patients involves a trust relationship in order to be effective, especially concerning drug interactions and compliance which can increase the cost of healthcare considerably.

I appreciate the opportunity afforded to respond to intention to omit proposals and do so collectively with the intent to avoid redundancy and not waste the time of the Commission. There are several issues raised:

1. The shareholder proposal contains a declarative statement of fact of ownership of the required number of shares with the effective date of receipt by the company. Upon request of the company, an affirmation was provided by my professional brokers, in good faith, which confirmed my claim of ownership. This statement was accepted, without question, by at least two of those named. Additional, more specific information of ownership is enclosed (EXHIBIT A & B). It is puzzling to me that there is a question of ownership of shares when all named companies

have mailed their annual reports to my name and at my address, some for a number of years.

2. THE PROPOSALS MAY BE OMITTED UNDER RULE 14a-8 AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

This is an interesting argument as well. Anyone who has ever read an annual report has certainly been exposed to much more "conduct of the ordinary business operations of the company", especially executive and board compensation as well as the balance sheet of the company. My request is merely to ensure that the board of directors have performed due diligence in the determination of the reported savings from the actions which they have required of their employees and retirees pertaining to prescription drug benefits. Adding ALL the costs associated with mail-order prescriptions and comparing it with the expense of those prescriptions filled in the community on a per prescription basis hardly interferes with the ordinary business operations of the company. Additionally, I would hope that before entrusting 25% to 40% of budget to those who would represent them with their prescription drug benefit there would also be due diligence performed to see if there is any ongoing litigation involving said representative and, if so, what is the nature of the litigation. (EXHIBIT C)

3. THE PROPOSAL MY BE OMITTED UNDER RULE 14a-8 BECAUSE IT IS DESIGNED TO FURTHER A PERSONAL INTEREST

The argument here is that there would "result in a benefit to the proponent that is not shared by the other shareholders at large". The goal of this proposal is to have the employee or retiree, many of whom, are shareholders have an active voice in their prescription drug benefit. We have long term trust relationships with many of our patients, some who have had involvement with our management team for 50 years. I have heard their voices, their concerns, which is something that the Company cannot state. Trust is vital in healthcare and it is hard to have a trust relationship with someone who is nameless and can't be seen. I have contracts with the prescription drug representatives of these companies, as do my fellow independent pharmacists. This can also be stated for the retail drug chains, deep discounters, and grocery pharmacies which are also affected. Competition is certainly not being encouraged. I might assume that the patients that have been forced to leave my care would return, but there is no guarantee, even though many have stated their desire to do so. I do have a personal interest in having the ability to compete. I would never presume that I could affect the ordinary business operations of the company. As a shareholder, I would hope that the board of directors of any company whose stock that I might own would be reasonable, prudent and cost efficient in all their operations and would welcome any information which might help them achieve those objectives. I also have a personal interest that the companies whose shares I hold would be fair in the

provision of prescription drug benefits, that they be responsible neighbors and members of the community with the realization that communities are only as good as those who inhabit them. If a community prospers, all prosper. If businesses do well, employees are hired and maintained, products and services purchased, taxes are paid which provide for provision of government and public services, etc. All I ask for is fairness as I serve my patients.

I do appreciate the opportunity to respond. I am not an attorney, I realize that this might contain errors or not be properly submitted. I ask for understanding in these regards. If there are questions or anything missing that might be required, please contact me and I will address it as quickly as possible.

Sincerely,



Norman W. Davis

Enclosures

cc: The Honorable Richard Shelby, Senator (Ala.)
The Honorable Jeff Sessions, Senator (Ala.)
The Honorable Mike Rogers, Representative (Ala.)
The Honorable Robert Aderholt, Representative (Ala.)
Stephanie Caden, Chief Counsel Attorney, IRS
David Balto, Attorney at Law
Anne Cassity, National Community Pharmacists Association
Mike James, American Community Pharmacy Congressional Network
Jud Stanford, Attorney at Law
Joey M, Loudermilk, AFLAC INC.
Nancy H. Justice, AT&T
Melissa K. Caen, Southern Company
Alana Griffin, Synovus
Cathy Moates, Total Systems

Norman W. Davis, *** FISMA & OMB Memorandum M-07-16 *** holder of shares of Common Stock, proposes to submit the following resolution at the 2011 Annual Meeting of Stockholders: "Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

Example

Wells Fargo Advisors, LLC
700 Brookstone Centre Parkway, Suite 100
Columbus, GA 31904

Tel 706-322-6751
Fax 706-322-9954
800-929-0905



October 25, 2010

Mr. Norman Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for verification of ownership of 265 shares of AT&T Inc. (symbol T) held in your brokerage account with us. Our records show that you are currently holding 265 shares of AT&T Inc., and have held all shares since 10/01/2008.

Sincerely,



Janice Hutson
Branch Manager

EXHIBIT A


WELLS FARGO
ADVISORS

Wells Fargo Advisors, LLC
Private Client Group
MAC A3254-010
700 Brookstone Centre Parkway
Suite 100
Columbus, GA 31904
Tel: 706-322-6751
Fax: 706-322-9954
Toll Free: 800-929-0905

November 30, 2010

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for information concerning your position in AT&T Inc. Our records indicate that you currently have a total of 265 shares in AT&T Inc. All 265 shares were purchased on 10/01/2008. All shares have been consecutively held through October 15, 2010.

Sincerely,



Janice Hutson
Branch Manager

EXHIBIT A1


Together we'll go far


WELLS
FARGO
ADVISORS

Wells Fargo Advisors, LLC
Private Client Group
MAC A3254-010
700 Brookstone Centre Parkway
Suite 100
Columbus, GA 31904
Tel: 706-322-6751
Fax: 706-322-9954
Toll Free: 800-929-0905

November 30, 2010

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for information concerning your position in AFLAC Inc. Our records indicate that you currently have a total of 800 shares in AFLAC Inc. The first 300 shares were purchased on 01/22/2009. The second 500 share lot was purchased on 03/04/2009. All shares have been consecutively held through October 15, 2010.

Sincerely,

Janice Hutson
Branch Manager

EXHIBIT B


Together we'll go far

Ongoing Federal and State Litigation Regarding Pharmacy Benefit Managers

David A. Balto

Updated October 2009

I. U.S. Department of Justice – "Whistleblower" Lawsuits

***United States* v. *Merck & Co., Inc., et. al* (Also cited as *United States of America v. Merck-Medco Managed Care L.L.C., et al.*) (E.D. Pa.)**

In these whistleblower lawsuits, complaints were filed under the federal False Claims Act and state False Claims Acts against Medco Health Solutions, Inc. ("Medco"). The cases alleged that Merck and Medco systematically defrauded government-funded health insurance programs by accepting kickbacks in exchange for referring patients to certain products, secretly accepting rebates from drug manufacturers in exchange for increasing product market share, secretly increasing long-term drug costs, and failing to comply with state-mandated quality of care standards. This manner in which this was done included: (1) inducing physicians to switch patient medications (drug interchange) by providing misleading, false or incomplete information that subverted patient care to profit motives; (2) secretly increasing the cost of drugs provided to beneficiaries by knowingly interchanging patients' medications to prevent them from taking advantage of soon to be released available generic drugs; and, (3) violating basic state requirements governing pharmacist supervision of prescription drug fulfillment processes. Through such conduct the United States alleged that Merck and Medco violated their contracts with government-funded health insurance programs.

On April 26, 2004, the United States, 20 state attorneys general, and the defendants agreed to a settlement of claims for injunctive relief and unfair trade practice laws.[1] A separate consent order was filed by the states to cover the injunctive and monetary claims. Medco paid $20 million to the states in damages, $6.6 million to the states in fees and costs, and about $2.5 million in restitution to patients who incurred expenses related to drug switching between a set of cholesterol controlling drugs. The consent order filed in the federal district court of the Eastern District of Pennsylvania excluded claims for damages, penalties, or restitution under federal statutes and common law.

The settlement prohibits Medco from soliciting drug switches when:

- The net drug cost of the proposed drug exceeds the cost of the prescribed drug;
- The prescribed drug has a generic equivalent and the proposed drug does not;
- The switch is made to avoid competition from generic drugs; or
- The switch is made more often than once in two years within a therapeutic class of drugs for any patient.

The settlement requires Medco to:

---

[1] The United States and the following state Attorneys General joined in the settlement: Arizona, California, Connecticut, Delaware, Florida, Illinois, Iowa, Louisiana, Maine, Maryland, Massachusetts, Nevada, New York, North Carolina, Oregon, Pennsylvania, Texas, Vermont, Virginia, and Washington.

EXHIBIT C

- Disclose to prescribers and patients the minimum or actual cost savings for health plans and the difference in co-payments made by patients;
- Disclose to prescribers and patients Medco's financial incentives for certain drug switches;
- Disclose to prescribers material differences in side effects between prescribed drugs and proposed drugs;
- Reimburse patients for out-of-pocket costs for drug switch-related health care costs and notify patients and prescribers that such reimbursement is available;
- Obtain express, verifiable authorization from the prescriber for all drug switches;
- Inform patients that they may decline the drug switch and receive the initially prescribed drug;
- Monitor the effects of drug switches on the health of patients; and
- Adopt the American Pharmacists Association code of ethics and principles of practice for pharmaceutical care for employees at its mail order and call center pharmacies.

On October 23, 2006 a final settlement in this case was reached with Medco agreeing to pay $155 million. As part of the settlement agreement, Medco and the government entered into a consent decree that includes prohibitions on drug switches resulting in the dispensing of more expensive drugs or drugs without generic substitutes.

The consent decree requires Medco to:

- Disclose to prescribing physicians any material safety and efficacy differences between the switched drugs.
- Disclose to both prescribing physicians and patients the fact that it receives payments from pharmaceutical manufacturers for drug switching that do not inure to the benefit of the health plan.
- Disclose in its communications with patients and physicians the role of its Pharmacy and Therapeutics Committee in initiating, reviewing, approving or endorsing the drug switch.
- Provide a periodic accounting of payments to health plans that have contracted to receive from Medco any manufacturer payments (*e.g.*, rebates or market share incentives paid by manufacturers).
- Disclose to existing or prospective health plan clients, in advance of executing an agreement with the health plan, the fact that Medco will solicit and receive manufacturer payments and may or may not pass such payments through to the plans.

As part of the settlement, Medco and the Department of Health and Human Services Office of Inspector General entered into a Corporate Integrity Agreement (CIA) as a condition of Medco's continued participation in government health programs. The CIA will last for a period of five years, and requires that agreements under which Medco receives payments from manufacturers (*e.g.*, rebates and market share incentives) be in writing and meet certain conditions.

United States of America, et al. v. AdvancePCS, Inc. (Case No. 02-cv-09236)(E.D. Pa.)

In this whistleblower lawsuit, like the ones described above, the complaint was filed under the federal False Claims Act. The complaints, the first of which was filed in 2002 on behalf of the United States against AdvancePCS, Inc, acquired by Caremark Rx Inc. in 2004, allege the PBM knowingly solicited and received kickbacks from pharmaceutical manufacturers. These kickbacks were allegedly paid in exchange for favorable treatment of the manufacturers' products under contracts with government programs, including the Federal Employees Health Benefit Program, the Mailhandlers Health Benefit Program and Medicare + Choice programs. The lawsuit also alleges that improper kickbacks were paid by AdvancePCS to existing and potential customers as an inducement to their signing contracts with the PBM, and that excess fees paid to AdvancePCS in connection with fee-for-service arrangements resulted in the submission of false claims. The government also incorporated in the Settlement Agreement allegations involving flat fee rebates which were allegedly received for inclusion of certain heavily utilized drugs.

On September 8, 2005, AdvancePCS, Inc. agreed to a $137.5 million settlement and a five-year injunction. This settlement imposes obligations which are designed to promote transparency and restrict drug interchange programs.

The settlement requires AdvancePCS to:

- Disclose in new or amended contracts with Client Plans, descriptions of the products and services provided and amounts paid;
- Use the same national data source for pricing to Client Plans and reimbursement to the dispensing pharmacy;
- Provide Client Plans access to information reasonably necessary to audit contract compliance;
- Disclose to each client with an existing or proposed contract that it receives Manufacturer Payments that may or may not be passes through to the Client Plans;
- Disclose to each client with an existing or proposed contract that it will provide quarterly and annual reports detailing the net revenue from sales of prescription drugs to clients and manufacturer payments for the reporting period as a percentage of the net revenue within a range of three percentage points;
- Ensure that contracts with pharmaceutical manufacturers describe all discounts, rebates, administrative fees, fees for service, data utilization fees or any other payments paid to or received by either party;
- Reimburse plan participants for costs related to drug switches up to $200;

AdvancePCS has also entered into a five-year Corporate Integrity Agreement, which includes the requirements of training, policies, a confidential disclosure program, and certain hiring restrictions. Additionally, AdvancePCS is required to develop procedures to ensure that any payments between them and pharmaceutical manufacturers, clients and others do not violate the Anti-Kickback Statute of Stark Law. AdvancePCS must hire an Independent Review Organization to evaluate the adequacy of these procedures.

United States of America, et al v. Caremark, Inc. (Case No. 99-cv-00914) (W.D. Tex.)

This case, like the above, was filed under the Federal False Claims Act, as well as numerous state False Claims statutes. This action was filed in 1999 by an ex-employee of Caremark on behalf of the US, Arkansas, California, DC, Florida, Hawaii, Illinois, Louisiana, Massachusetts, Nevada, New Hampshire, New Mexico, North Carolina, Tennessee, Texas, Utah and Virginia. The complaint alleges that Caremark submitted reverse false claims to the Government in order to avoid, decrease, or conceal their obligation to pay the US Government under several federal health insurance programs including Medicaid, Indian Health Services, and Veterans Affairs and the Military Treatment Facilities.

The Court granted a motion to unseal the relator's complaint on May 26, 2005. The relator, Janaki Ramadoss, filed an amended complaint to this Court stating that since the unsealing of the complaint, the States of Arkansas, Florida, Lousiana, Tennessee, and Texas have intervened [after the amended complaint California motioned to intervene on May 19, 2006].

Tennessee and Florida have subsequently withdrawn their interventions from the law suit in August 2006 and May 2007, respectively. Case is still current as of December 2008.

II. Other Federal District Court Lawsuits

States Attorneys General v. Caremark, Inc.

On February 14, 2008, 28 states[2], including Washington, DC, issued complaints and consent orders against Caremark and two of its subsidiaries: Caremark, L.L.C. and CaremarkPCS, L.L.C. (formerly AdvancePCS) for their alleged illegal drug switching practices, which violates each of the States' Consumer Protection Acts. The States allege that Caremark engaged in deceptive trade practices by encouraging doctors to switch patients from originally prescribed brand drugs to different brand name prescription drugs. The representation made by Caremark was that the patients and/or health plans would save money. However this drug switch did not adequately inform doctors of the actual effect this switch would have on costs to patients and health plans. Moreover, Caremark did not clearly inform their clients that money Caremark earned from the drug switching process would be retained by Caremark and not passed directly to the client plan. The allegations further state that Caremark restocked and re-shipped previously dispensed drugs that had been returned to Caremark's mail order pharmacies.

---

[2] Arizona, Arkansas, California, Connecticut, Delaware, District of Columbia, Florida, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nevada, New Mexico, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia and Washington.

In conjunction with the complaints, the States each also issued a consent decree/final judgment with Caremark agreeing to a collective settlement of $41 million ($38.5 million to the states and $2.5 million in reimbursement to patients who incurred expenses related to certain switches between cholesterol-controlling drugs).

The settlement requires Caremark to significantly change its business practices, and generally prohibits Caremark from soliciting drug switches when:

- The net cost of the proposed drug exceeds the net cost of the originally prescribed drug;
- The cost to the patient will be greater than the cost of the originally prescribed drug;
- The originally prescribed drug has a generic equivalent and the proposed drug does not;
- The originally prescribed drug's patent is expected to expire within six months; or
- The patient was switched from a similar drug within the last two years.

The settlement requires Caremark to:

- Inform patients and prescribers what effect a drug switch will have on a patient's co-payment;
- Inform prescribers of Caremark's financial incentives for certain drug switches;
- Inform prescribers of material differences in side effects or efficacy between prescribed drugs and proposed drugs;
- Reimburse patients for out-of-pocket expenses for drug switch-related health care costs and notify patients and prescribers that such reimbursement is available;
- Obtain express, verifiable authorization from the prescriber for all drug switches;
- Inform patients that they may decline a drug switch and the conditions for receiving the originally prescribed drug;
- Monitor the effects of drug switches on the health of patients;
- Adopt a certain code of ethics and professional standards;
- Refrain from making any claims of savings for a drug switch to patients or prescribers unless Caremark can substantiate the claim;
- Refrain from restocking and re-shipping returned drugs unless permitted by applicable law; and
- Inform prescribers that visits by Caremark's clinical consultants and promotional materials sent to prescribers are funded by pharmaceutical manufacturers, if that is the case.

Aetna, Inc. v. Express Scripts, Inc. – On December 31, 2007, Aetna filed suit against Express Scripts, Inc. in the United States District Court for the Eastern District of Pennsylvania, Case no. 2:07-cv-05541. Aetna is accusing Express Scripts of harming the health insurer by illegally disrupting agreements Aetna made with Priority Healthcare, a specialty pharmacy company, that Express Scripts later acquired. In 2005 Express Scripts acquired Priority Healthcare, a year after Aetna and Priority entered into a joint special pharmacy venture. Aetna exercised its option to buy out Priority's stake in the venture for $75 million after Express Scripts acquired Priority.

Aetna's complaint surmises that Express Scripts violated agreements forged between Aetna and Priority in their joint venture, and thus Express Scripts has "gained an unfair competitive advantage" that precludes Aetna and its specialty pharmacy business from "prospective advantageous relationships and markets." Now Aetna seeks the return of the $75 million, among other damages and injunctive relief.

Discovery continues as of December 2008; a trial date is set for March 12, 2009.

Southeast Pennsylvania Transportation Authority v. Caremark (Case No. 07-2919, E.D.P.A.) July 2007, SEPTA brought this breach of contract case against its PBM provider, Caremark, to the Eastern District of Pennsylvania. On September 17, 2007, SEPTA filed an Amended complaint, which successfully survived a motion to dismiss in late 2007. SEPTA alleges the following, among other items: Caremark wrongfully created and retained pricing spreads on ingredient costs for prescription drugs dispensed through Caremark's retail pharmacy networks; Caremark wrongfully created and retained a spread on the retail pharmacy dispensing fees; Caremark used an inflated reporting source when setting the AWP and associated price that SEPTA paid for brand-named drugs; Caremark failed to disclose and pass on to SEPTA all rebates and related compensation Caremark received from drug manufacturers; Caremark improperly switched SEPTA members from low cost drugs to higher cost drugs; and Caremark entered into secret agreements with drug manufacturers and retail pharmacies and other third parties and accepted rebates, kickbacks and secret incentives for Caremark's own accounts.

The case is pending and discovery continues as of May 1, 2009.

Local 153 Health Fund v. Express Scripts (In re Express Scripts, Inc. Pharmacy Benefits Management Litigation) **(Case No. 4:05-md-01672-SNL)** – On April 29, 2005 a number of interrelated cases were consolidated in the District Court for the District of Eastern Missouri via an order of the Multi-District Litigation Judicial Panel. The allegations against Express Scripts are the following: the PBM retained undisclosed rebates from manufacturers; Express Scripts enriched itself by creating a differential in dispensing fees, and failed to pass on or disclose discounted drug rates and dispensing fees; Express Scripts enriched itself through manufacturer kickbacks gained by favoring specific drugs and switching drugs; the PBM enriched itself though circumventing "Best Pricing" rules by assisting manufacturers to distort or artificially inflate AWPs; and Express Scripts enriched itself with undisclosed bulk purchase discounts on mail order prescriptions as it failed to pass these discounts onto on Plaintiffs.

On July 26, 2005 Express Scripts moved to dismiss the Plaintiff's Complaint on 2 grounds – 1) lack of subject matter jurisdiction, and 2) failure to state a claim upon which relief can be granted. On February 6, 2008, the Court ruled on this Summary Judgment motion, granting in part and denying in part. Judge Limbaugh denied the motion on the charge of lack of subject matter jurisdiction. However, he granted the motion in respect to a number of claims of relief sought by plaintiffs. Plaintiffs' claims of breach of fiduciary duty under New York Common

Law, deceptive business practices, breach of contract, conversion, breach of the Covenant of Good Faith and Fair Dealing, and unjust enrichment were all dismissed. The Court found that the ERISA preempts each of these claims because they are all based on state and common law.

The litigation proceeds on the Plaintiffs' claim for breach of fiduciary duty under ERISA, which has been adequately pled. The case proceeded to trial per the February 6 order, and is pending as of December 2008.

Pharmaceutical Care Management Association v. Rowe – This lawsuit filed on September 3, 2003, in the U.S. District Court for the District of Maine (Civ. No. 03-153-B-W), seeking declaratory and injunctive relief from LD 554 with regard to the fiduciary obligations and disclosure requirements set forth in this Maine law enacted in 2003.
The Maine statute -- LD 554 -- imposes extensive duties of disclosure from the PBM to the client, including the duty to disclose: (1) any "conflict of interest"; (2) "all financial and utilization information requested by the covered entity relating to the provision of benefits"; and, (3) "all financial terms and arrangements for remuneration of any kind that apply between the [PBM] and any prescription drug manufacturer or labeler, including, without limitation, formulary management and drug-switch programs, educational support, claims processing and pharmacy network fees. . . ." While the Act allows a PBM to substitute a lower-priced generic drug for a therapeutically equivalent higher-priced prescriptive drug, it prohibits the PBM from substituting a higher-priced drug for a lower-priced drug unless the substitution is made "for medical reasons that benefit the covered individual" and the "covered entity". The Act also imposes disclosure and approval obligations on the PBM before any drug interchange. It also requires that benefits of special drug pricing deals negotiated by a PBM be transferred to consumers rather than being collected as profit by a PBM. The Act contains a limited confidentiality provision, as well: if a covered entity requests financial and utilization information, the PBM may designate the information as confidential and the covered entity is required not to disclose the information except as required by law.
In its lawsuit, PCMA alleged violation of the Commerce Clause by having extraterritorial effect and discriminating against out-of-state companies in favor of in-state companies; and, "taking" of property for which just compensation is due under the Fifth and Fourteenth Amendments of the United States Constitution. PCMA also argued that ERISA preempts this state law. On March 9, 2004, a decision by the judge temporarily blocked the implementation by issuing a preliminary injunction of LD 554. On April 13, an order was issued by U.S. District Judge D. Brock Hornby that rejected PCMA's challenge to the Maine statute.
Pharmaceutical Care Management Association appealed and the case went to the U.S. Court of Appeals for the First Circuit (Case No. 05-1606). Trial began on April 26, 2005.
On November 8, 2005 the federal district court granted summary judgment in favor of Maine on all claims. Furthermore, the First Circuit Court of Appeals upheld this decision unanimously blocking the attempted PBM strike down of a Maine statute requiring them to disclose information regarding rebates from pharmaceutical manufacturers.

Pharmaceutical Care Management Association v. the District of Columbia, et al. - On June 29,

2004, the Pharmaceutical Care Management Association (PCMA) filed suit in the U.S. District Court for the District of Columbia (Civil No. 04-cv-01082) seeking an injunction to block enforcement of Title II of the Access Rx Act of 2004.

The D.C. statute requires transparent business practices among PBMs and states that PBMs owe a fiduciary duty to a covered entity. The Act requires that PBMs notify a covered entity of any conflict of interests, and that PBMs pass payments or benefits on in full to a covered entity where the PBM has received from any drug manufacturer or labeler any payment or benefit of any kind in connection with the utilization of prescription drugs by covered individuals, including payments or benefits based on volume of sales or market share. The Act also requires that PBMs, upon request by a covered entity, must provide information showing the quantity of drugs purchased by the covered entity and the net cost to the covered entity for the drugs (including all rebates, discounts, and other similar payments). It requires that PBMs disclose to covered entities all financial terms and arrangements for remuneration of any kind that apply between the PBM and any prescription drug manufacturer or labeler. Finally, the Act sets forth certain provision which must be applied to the dispensation of a substitute prescription drug for a prescribed drug to a covered individual.

In its lawsuit, PCMA argued that Title II is pre-empted by ERISA and the Federal Employees Health Benefits Act in determining who is (and who is not) a fiduciary of an ERISA-covered plan and FEHBA's comprehensive regulation of federal employee plans. Second, PCMA asserted that the law's disclosure requirements effect an unconstitutional taking of PBMs' property by destroying the value of trade secrets. And, finally, in seeking an injunction, PCMA argued that Title II violates the Commerce Clause of the Constitution. AARP filed a motion for leave to file an *amici curiae* brief in support of defendants (*see* Motion for Leave to File a Brief *Amici Curiae*, July 22, 2004).

On December 21, 2004, the Court granted PCMA's motion for interim injunctive relief enjoining the District of Columbia from enforcing Title II of the Act. The court concluded that the plaintiff had demonstrated substantial likelihood that at least part of Title II may be unconstitutional; that aspects of Title II would represent an illegal takings of private property; and, that Title II could have the unintended effect of actually driving the PBM business and its attendant benefits out of the District of Columbia.

Following the ruling to enjoin, the District of Columbia filed an appeal to the Court of Appeals for the D.C. Circuit. On appeal, the District of Columbia argued that the "First Circuit's ruling in *Rowe* precluded the plaintiff [PCMA] from further litigating the validity of Title II under principles of collateral estoppel." The appeals court remanded the case back to the district court on March 27, 2006 for consideration of this issue. The District of Columbia then passed temporary legislation amending the Title II to "conform the District's law to the Maine law to withstand constitutional and other legal challenges." AccessRx Act Clarification Temporary Amendment Act of 2006 ("Amdt."), 53 D.C. Reg. 40 (2006). The amendment took effect on September 19, 2006.

A little under a year later, on March 6, 2007, US District Court for the District of Columbia Judge, Ricardo Urbina, granted the District of Columbia's motion to vacate the preliminary injunction and supplemental motion for summary judgment. This ruling

was partly due to the decision in *PCMA v. Rowe*. Urbina's opinion states "[b]ecause the claims in this case are the same claims raised by this plaintiff and submitted for judicial determination in *Rowe*, because the claims were actually and necessarily determined by the First Circuit, and because applying preclusion would not work a basic unfairness on the plaintiff, the plaintiff is collaterally estopped from litigating the validity of Title II of the AccessRx Act before this court." (*See* Memorandum Opinion, March 6, 2007).

In re Pharmaceutical Industry Wholesale Price Litigation – Originally filed in multiple jurisdictions in 2001, this consolidated class action case was initiated on September 6, 2002 in the U.S. District Court for the District of Massachusetts. (MDL No. 1456; Civil Action No. 01-cv-12257-PBS). The consolidated complaint alleges that the forty-two (42) defendant drug manufactures violated RICO and eleven (11) unfair and deceptive trade practices acts, including the Clayton Act, the Sherman Act, antitrust status of 22 states, state consumer protection statutes in 11 states, and civil conspiracy law. Specifically, defendants allegedly engaged in fraudulent conduct by artificially inflating the average wholesale prices ("AWP") for at least 321 identified drugs causing plaintiffs to substantially overpay for those drugs. Plaintiffs allege that defendants used this AWP fraud to increase market share for their drugs covered by MediCare Part B, and to maintain the high price of their brand name drugs outside of MediCare Part B. Plaintiffs claim that they are damaged by this fraudulent conduct since they are frequently required to make either full payment or copayments for a covered drug or a brand name drug and such payments are based on inflated AWPs.
In February 2004, the court issued a ruling that the plaintiffs had set forth sufficient facts to state claims concerning: (1) the alleged RICO enterprises between the drug manufacturer and four PBMs with the common objective of promoting fraudulent AWPs; (2) the alleged price-fixing conspiracy of one prescription card program in violation of antitrust laws; and, (3) RICO claims involving multi-source drugs. The court accepted class plaintiffs arguments which proposed that the drug companies had manipulated the prices of multi-source and generic drugs, claims which had previous been dismissed by the court without prejudice. Importantly, the order let stand the allegation of an ongoing conspiracy between the drug manufacturers and PBMs, who allegedly profit from the spread between the discounted price they pay and the AWP for which they are reimbursed by patients and other payers. (*See* Memorandum and Order, February 24, 2004). On October 5, 2007, plaintiffs filed against all defendants a subsequent amended complaint to their June 8, 2007 amended complaint. Discovery continues in this case.

Peabody Energy Corp. v. Medco Health Solutions, Inc., et al. - Peabody filed this lawsuit suit in Missouri against Medco Health Solutions on April 2, 2003 (Case No. 03-cv-417-ERW) alleging violations of ERISA; this case was filed under seal. In December 2003, the case was transferred to the multidistrict litigation case in the Southern District of New York, in order to consolidate pretrial proceedings (see Order of MDL Transfer, December 10, 2003) (*see below*, In re Medco Health Solutions, Inc., Pharmacy Benefits Management Litigation, which was initiated on March 12, 2003).
Gruer v. Merck-Medco Managed Care, L.L.C.;Green v. Merck-Medco Managed Care, L.L.C.;,Bellow v. Merck-Medco Managed Care, L.L.C.;Janazzo v. Merck-Medco Managed

Care, L.L.C.; and,*O'Hare v. Merck-Medco Managed Care, L.L.C.*(also referred to as *In re Medco Health Solutions, Inc., Pharmacy Benefits Management Litigation, MDL Case No. 1508)* - This action was initially commenced on December 17, 1997, with the filing of the *Gruer* complaint. The *Gruer* case was soon consolidated by the court with five other cases each of which asserted substantially similar claims to those presented in the *Gruer* complaint. The complaints that comprise the action, sought class action status on behalf of all individuals who were fiduciaries, beneficiaries, or participants or in employee welfare benefit plans that provided prescription benefit coverage. Class status applied to individuals who: (1) had contracts with Medco or any subsidiaries of Merck; (2) received prescription benefit services from Medco during the Class Period; and (3) used on an "open" formulary basis Medco's Preferred Prescriptions Formulary or Medco's Rx Selections Formulary. The action asserts claims against Medco and Merck for breaches of fiduciary duty and other violations under ERISA.
The Court preliminarily approved settlement of the cases on July 31, 2003. On May 25, 2004 the court approved a $42.5 million settlement proposal offered by Medco Health Solutions to the employee welfare benefit plans. The settlement applied to those who directly or indirectly (through third party administrators, HMOs, insurance companies, Blue Cross Blue Shield entities or other intermediaries) held contracts with Medco between December 17, 1994 and May 25, 2004. This settlement was reached to conclude lawsuits which alleged that Medco violated its fiduciary duty by promoting more expensive drugs made by Merck and other manufacturers over less costly alternatives. The court did not rule on the merits of either the plaintiffs' claims or the defendants' defenses. This settlement was recently reversed by the Second Circuit.
Healthfirst, et al v. Merck-Medco, et al. - In this lawsuit filed on July 11, 2003 in the Southern District of New York (Case no. 03-CV-05164),Healthfirst, a managed care prescription drug benefit program consisting of retail and mail pharmacy services, claimed that Medco breached its contract obligations by: (1) concealing the full amounts of manufacturer rebates and discounts it received with regard to Healthfirst's plans, and failing to pass through to Healthfirst any payments to which it was due; (2) demanding additional dispensing fee payments, which were outside the scope of the contract; (3) demanding monies for alleged savings derived from the Managed Rx Coverage Program and the Managed Prior Authorization Programs, while concealing both the amounts and sources of these alleged savings.
On November 5, 2007 the parties agreed to settle for an undisclosed amount and the Court dismissed this case.

Brady Enterprises, Inc., et al. v. Medco Health Care Solutions, Inc., et al. and ***Bellvue Drug Co., et al. v. Advance PCS*** - ***In re: Pharmacy Benefit Managers Antitrust Litigation*** - These companion lawsuits were filed on August 15, 2003 in the U.S. District Court for the Eastern District of Pennsylvania by individual pharmacies, as well as the Pharmacy Freedom Fund and the National Community Pharmacists Association. (Civ Nos. 03-4730 and 03-4731, respectively). The lawsuits allege that each of the defendant PBMs have violated Section I of the Sherman Act by engaging in anticompetitive conduct which substantially affects interstate commerce. These alleged violations include: negotiating and fixing reimbursement levels and rates, restricting the level of service offered to customers, and arbitrarily limiting the ability of retail pharmacies to compete on a level playing field with the PBMs' mail order pharmacy. The

lawsuits seek class action status and allege that, acting as the common agent for plan sponsors, the two PBMs limited competition by: (1) setting reimbursement rates for pharmacies far below the rates that would apply in a competitive market; (2) fixing and artificially depressing the prices to be paid to pharmacies for generic drugs; (3) prohibiting retail pharmacies from providing more than a 30-day supply of drugs while the PBMs' own mail order pharmacies routinely provide a 90-day supply; (4) requiring retail pharmacies to charge an effectively higher co-pay than the co-pay that the PBMs' own mail order pharmacies charge; and, (5) imposing one-sided contracts and added costs and inefficiencies on retail pharmacies.

The lawsuit against Advance PCS asserts two antitrust violations: (1) horizontal price-fixing conspiracy/agreement among buyers of prescription drugs; and, (2) abusive business conduct by the defendant to harm retail pharmacies. In March 2004, the court denied Advance PCS' motion to dismiss (*see* Memorandum and Order, March 3, 2004). In June 2004, the defendant filed a motion seeking to compel arbitration of the claims and dismissing the court action. (*see* Motion to Compel Arbitration, June 21, 2004). In August 2004, this motion was granted and the lawsuit was stayed pending the outcome of arbitration (*see* Memorandum and Order, August 23, 2004). Plaintiffs filed a motion for reconsideration, or in the alternative, for certification for interlocutory appeal (*see* Motion for Reconsideration, September 7, 2004), which was denied on June 17, 2005. Judge Eduardo C. Robreno ordered on Sept. 20, 2005 this case be placed in the suspense. On August 25, 2006 this case was transferred and renamed *In re: Pharmacy Benefit Managers Antitrust Litigation* (06-md-01782) and assigned to Judge John P. Fullam for coordinated or consolidated pretrial proceedings.

The lawsuit against Medco asserts the same antitrust violations as in the Advance PCS case and names Merck as a co-defendant on the grounds that Medco is merely the "alter ego" for Merck in promoting its brand name drugs. On November 17, 2003, defendants filed a motion to dismiss for failure to state a claim. In August 2004, the judge issued an order denying this motion to dismiss (citing to and supporting the judge's March 2004 ruling in the Advance PCS case); concluding that the Pharmacy Freedom Fund and the National Community Pharmacists Association do have standing to seek declaratory and injunctive relief; and, that plaintiffs' assertions of Merck's control over Medco were sufficient to withstand dismissal. (*See* Memorandum and Order, August 2, 2004). As such, a scheduling order was issued in September 2004 setting forth the discovery schedule extending well into 2005 (*see* Scheduling Order, September 30, 2004). On August 25, 2006 this case was transferred and renamed *In re: Pharmacy Benefit Managers Antitrust Litigation* (06-md-01782) and assigned to Judge John P. Fullam for coordinated or consolidated pretrial proceedings.

On December 18, 2006 Judge Fullam vacated the August 2004 order granting defendant's motion to compel arbitration as well as a stay of the proceedings (*See* Memorandum and Order, Dec. 18, 2004). Caremark F/K/A Advance PCS appealed this decision to the 3rd Circuit (07-1151) on January 24, 2007. On September 24, 2009, the 3rd Circuit vacated the prior instant judge's order and remanded with directions to reinstate the previous judge's order compelling arbitration. *In Re: Pharmacy Benefit Managers Antitrust Litigation* 582 F.3d 432 (2009).

North Jackson Pharmacy, Inc., et al. v. Medco Health Solutions, Inc., et al. - On October 1, 2003, three related lawsuits were filed in the U.S. District Court for the Northern District of

Alabama against Advance PCS and Caremark (Case No. CV-03-2695), Express Scripts (Case No. CV-03-2696-NE, and designated as the lead case), and Medco Health Solutions, Inc. (Case No. CV-03-2697). In these actions, *North Jackson Pharmacy* plaintiffs allege that the PBM defendants engaged in price fixing and other unlawful concerted actions to restrain trade in the dispensing and sale of prescription drugs. The complaint alleges that the defendants actions have harmed participants in programs or plans who have purchased their medications from retail pharmacies. *North Jackson Pharmacy* plaintiffs allege that the defendants engaged in various forms of anticompetitive conduct citing violations of the Sherman Act, including: (1) setting pharmacy reimbursement rates at unreasonably low levels; (2) imposing vertical maximum prices restrictions for how much pharmacies can charge PBMs and how much the PBMs may reimburse the retail pharmacies; and (3) operating illegal tying arrangements through horizontal price-fixing.

On October 13, 2004, the court in the Express Scripts (Case No. CV-03-2696-NE, and designated as the lead case), and Medco Health Solutions, Inc (Case No. CV-03-2697) cases denied defendants' motion to dismiss the second amended complaint. (*see* Opinion Regarding Motion to Dismiss Second Amended Complaint, October 13, 2004). The defendants alleged that the *North Jackson Pharmacy* plaintiffs' allegations failed to convincingly explain how consumers or the marketplace were injured as a result of the defendants' alleged anticompetitive behavior. The court, however, ruled that the complaint provided the PBMs and drug manufacturers with fair notice as to the nature and basis of the claims set forth against them. Following a subsequent discovery period, these cases were transferred to the US Dist. Court for the Eastern District of Pennsylvania on September 15, 2006 with Judge John P. Fullam presiding (2:06CV04114 and 2:06CV04115 respectively). Additionally they have been joined to the *In re: Pharmacy Benefit Managers Antitrust Litigation* multidistrict litigation (06-md-01782) in the Eastern District of Pennsylvania.

On August 3, 2004, the *North Jackson Pharmacy, Inc, v. Caremark Rx, Inc*. case (Case No. CV-03-2695) was transferred to the U.S. District Court for the Northern District of Illinois. (Case No. 04-c-5674). In November 2004, citing to the Alabama court's October 13 denial of defendants' motion to dismiss in the related actions, the Illinois court also denied Caremark's motion to dismiss (*see* Memorandum Order, November 2, 2004). Accordingly, that court proceeded and on November 19, 2004 heard arguments on class certification. On March 22, 2006, this case was transferred to another Judge within the same court, Judge Samuel Der-Yeghiayan who consequently dismissed the case without prejudice on March 24, 2006 allowing plaintiff to file a motion to reopen the case within 10 days. Case was reopened on April 12, 2006, but was transferred to the US Dist. Court for the Eastern District of Pennsylvania on September 16, 2006 with Judge John P. Fullam presiding (2:06CV04305). Additionally this case have been joined to the *In re: Pharmacy Benefit Managers Antitrust Litigation* multidistrict litigation (06-md-01782) in the Eastern District of Pennsylvania.

American Medical Security Holdings Inc. v. Medco Health Solutions, Inc. – This lawsuit was filed on May 14, 2003 in the U.S. District Court for the Eastern District of Wisconsin (Case No. 03-cv-431-WCG) by American Medical Security Holdings Inc., a former customer of Medco

based in Green Bay. The suit alleged breach of contract involving discounted pricing and prescription dispensing fees. This case settled on March 24, 2004 with Medco agreeing to pay American Medical Security Holdings $5.85 million.

***Mulder v. PCS Health Systems, Inc.* (Case no. 98-cv-1003)** – On July 17, 2003, in the US District Court for the District of New Jersey, plan participants on behalf of all PCS beneficiaries filed a class action complaint against PCS for alleged breaches of ERISA fiduciary duty. Plaintiff was a participant in an employee sponsored plan with coverage through Oxford Health Plans, which contracted with PCS to provide PBM services. The complaint was filed after plaintiff received notice from PCS that it was switching his cholesterol lowering drug, Mevacor, to a more expensive prescription, Pravachol. Plaintiff believed that PCS switched the drug to increase its profits through rebates and kickbacks that the PBM receives through the manufacturers. The complaint alleged that PCS contracts with the benefit plan secured illegal windfall profits for PCS; that PCS programs influenced pharmacists and physicians to switch drugs; and that the formulary used by PCS violated fiduciary duty to serve the best interests of the plan and participants.

On July 29, 2005 PCS moved for summary judgment. They argued that the undisputed facts demonstrate that the alleged activities were outside the scope of ERISA's regulatory framework. PCS further argued that they had no decision-making authority in exercising the challenged activities as required by ERISA. The District Court judge agreed with PCS that their activities were outside the regulatory scope of ERISA, and granted summary judgment to PCS, dismissing the case on April 18, 2006. (*See* Opinion, docket document no. 76).

***Moeckel v. Caremark, Inc.* (Case no. 3:04-cv-0633)** – This ERISA action was commenced against Caremark Rx, Inc. and Caremark in July 19, 2004 in the US District Court for the Middle District of Tennessee. Moeckel, an employee of the John Morrell Company, brought suit against its prescription drug benefits administrator for alleged breach of fiduciary duties under the ERISA Act. Plaintiff claimed that by providing PBM services to John Morrell Co., Caremark became a fiduciary under ERISA. Specifically, the complaint alleged that Caremark created and retained a pricing spread between the discounted price it paid to retail pharmacies and manufacturers and the price at which Caremark agreed to be reimbursed by the plans.

September 10, 2004, defendants filed a motion to dismiss for lack of standing and failure to state a claim upon which relief can be granted; or in the alternative, transfer venue to the Northern District of Alabama. On August 29, 2005, the court granted the motion to dismiss with respect to Caremark Rx, Inc., but denied the rest of the motion and denied a transfer of venue. Discovery commenced hereafter.

On May 7, 2007, both plaintiff and defendant filed cross-motions for partial summary judgment on the issue of Caremark's fiduciary status under ERISA. Plaintiff argued that Caremark acted in a fiduciary manner with respect to the following five acts of ERISA plan management: 1)

Caremark set the price the plan paid for generic prescriptions; 2) Caremark solely selected the AWP source Caremark used to set plan prescription prices; 3) Caremark solely decided whether a drug would be adjudicated and priced as a brand-named or generic prescription; 4) Caremark solely decided when it would dispense a brand-named drug as a generic prescription at its mail order facilities, and 5) Caremark solely managed the plan's prescription drug benefit formulary and decided which member drugs to switch to formulary-preferred prescriptions. Caremark responded by stating that the activities identified by the plaintiff relate to the basic administration of Caremark's own business, which is a non fiduciary one. On November 13, 2007, Judge Trauger sided with defendant Caremark, granting its motion for partial summary Judgment. Trauger ruled that Caremark did not exercise discretionary authority or control over the management of the John Morrell Co. plan, that Caremark's activities related to the basic administration of Caremark's own duties, which is non-fiduciary in nature, and therefore that Caremark's activities relating to the plan administration were outside the scope of ERISA's regulatory framework.

***Bickley v. Caremark Rx, Inc.* (Case No. 02-cv-2197)** – in 2002, Roland Bickley filed suit on behalf of a self-funded group health plan in the U.S. District Court for the Northern District of Alabama Southern District. Bickley alleged via the complaint that Caremark is an ERISA governed fiduciary who violated its fiduciary duties to the health plan. The complaint stated that Caremark unjustly enriched itself by failing to disclose discounts and rebates received from drug manufacturers; through a price differential spread created by a pharmacy-level discount; and via a price spread in the dispensing fee paid by the health plan to retail pharmacies.

On October 4, 2002, shortly after the filing of the complaint, Caremark filed a motion to dismiss denying that it is an ERISA governed fiduciary, and arguing the plaintiff lacked standing because of a failure to exhaust his administrative remedies. On December 30, 2004, the Court granted defendant's motion to dismiss finding that Caremark was not a fiduciary. The Court noted that the health plan's contract with Caremark explicitly allowed Caremark to receive rebates from drug manufactures holding that "advantageous contracts" do not convert a party into an ERISA fiduciary. The Court held that Bickley lacked standing to bring suit under ERISA Act because it found Caremark was not an ERISA fiduciary to the plan.

Bickley appealed this ruling to the 11th Circuit Court of Appeals (Case No. 05-10973). On June 27, 2006, the 11th Circuit issued an opinion affirming the District courts motion to dismiss. Bickley argued to the court that he should not have been required to exhaust all administrative remedies because there were no administrative remedies available to him in his claim of breach of fiduciary duty. The court disagreed with this argument. It stated that every plaintiff in an ERISA case is required to exhaust all administrative remedies before filing suit, however the district court has the discretion to waive this exhaustion if deemed appropriate. And the District Court did not abuse its discretion in this case when it ruled that all administrative remedies should have been exhausted before brining suit.

III. State Court Lawsuits

Multistate Actions

State Attorneys General v. Express Scripts – On May 27, 2008, State Attorneys General in 28 states and the District of Columbia settled consumer protections claims against Express Scripts for $9.3 million plus up to $200,000 reimbursement to affected patients.

The settlement, in the form of an Assurance of Voluntary Compliance, claims that Express Scripts engaged in deceptive business practices by illegally encouraging doctors to switch their patients to different brand name drugs for the purpose of saving the patients and their health plans money despite the fact that these switches did not necessarily result in any savings for the patients or the plans, but actually resulted in higher spreads and bigger rebates for Express Scripts.

The settlement prohibits Express Scripts from soliciting drug switches when the net drug cost of the proposed drug exceeds the net cost of the originally prescribed drug, the cost to the patient will be greater, the original drug has a generic equivalent and the proposed drug does not, the original drug's patent is set to expire within six months, or the patient was switched from a similar drug within the last two years. The settlement also requires Express Scripts to:

- inform patients and prescribers what effect a drugswitch will have on the patient's copayment;
- inform prescribers of Express Scripts' financial incentives for drug switches;
- inform prescribers of material differences in side effects or efficacy between prescribed drugs and proposed drugs;
- reimburse patients for out-of-pocket expenses for drug-switch related health care costs and notify patients and prescribers that such reimbursement is available;
- obtain express, verifiable authorization from the prescriber for all drug switches;
- inform patients that they may decline a drug switch and the conditions for receiving the originally prescribed drug;
- monitor the effects of drug switching on the health of patients;
- adopt a certain code of ethics and professional standards;
- refrain from making any claims of savings for a drug switch to patients or prescribers unless Express Scripts can substantiate the claim; and
- inform prescribers that visits by Express Scripts' clinical consultants and promotional materials sent to prescribers are funded by pharmaceutical manufacturers, if that is the case.

States participating in the settlement are: Arizona, Arkansas, California, Connecticut, Delaware, District of Columbia, Florida, Illinois, Iowa, Louisiana, Maine, Maryland, Massachussetts, Michigan, Mississippi, Missouri, Montana, Nevada, New Mexico, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, and Washington.

California

In re Pharmacy Benefits Managers Cases **(Case No. JCCP4307)** – On March 17, 2003, the Prescription Access Litigation Project (PAL) and the American Federation of State, County, and Municipal Employees (AFSCME), AFL-CIO, filed suit against the nation's four largest PBMs for inflating prescription drug prices: Advance PCS, Express Scripts, Medco Health Solutions, and Caremark Rx.

The lawsuit, filed in California, charges that through a pattern of illegal, secret dealings with drug companies the PBMs force health plans and health care consumers to pay inflated prescription

drug prices. The lawsuit also alleges that the four drug benefit managers have reaped billions of dollars in illegal profits by steering health insurers and health care consumers into reliance on more costly drugs. It also contends that the four PBMs have negotiated rebates from drug manufacturers and discounts from retail pharmacies but haven't passed those savings on to health plans and consumers; instead they've used those savings to illegally increase their own profits. This case is currently pending in the California Superior Court of Los Angeles County.

Alameda Drug Co., Inc, et al. v. Medco Health Solutions, Inc., et al. - On January 20, 2004 this lawsuit was filed in the Superior Court of California (San Francisco) (Case No. CGC-04-428109) seeking class action status for California retail pharmacies and pharmacists. The complaint alleges violation of California's Cartwright Act (Section 16720, *et seq.*, of the California Business & Professions Code) by fixing, raising, stabilizing and maintaining prices of prescription drugs manufactured by Merck and others at supra-competitive levels. The complaint also alleges violations of the California Unfair Competition Law by the defendants' unfair, unlawful and/or fraudulent business acts, omissions misrepresentations, practices and non-disclosures. The complaint relies upon information from the U.S. government's *qui tam* case in the Eastern District of Pennsylvania and alleges that Medco has unfairly increased its market share, increased its market power and restricted price competition at the expense of the plaintiffs and to the detriment of consumers. The complaint alleges that since the expiration of a 1995 consent injunction entered by the U.S. District Court for the Northern District of California, the defendants have failed to maintain an Open Formulary (as defined in the consent injunction). Furthermore, the complaint alleges that Merck has fixed and raised the prices of its drugs and those of other manufacturers' who do business with Medco above competitive levels, while at the same time reducing the amount of reimbursement to the plaintiffs for dispensing these drugs under Medco Health Plans.

This case is currently pending, and scheduled to continue in court on February 20, 2008.

Florida ***Fowler, Florida ex rel. v. Caremark Rx Inc.*** – This whistleblower case was filed in January 2003, in Leon County Circuit Court by two pharmacists, Michael and Peppi Fowler who worked at Caremark's mail-order center in Fort Lauderdale. The case was filed under Florida's False Claims Act alleging that Caremark engaged in six fraudulent schemes: (1) failing to provide a credit for returned prescription drugs; (2) changing prescriptions without proper approval; (3) misrepresenting the savings obtained from its recommendations; (4) failing to substitute a generic version of "Prilosec;" (5) failing to credit for prescriptions lost in the mail; and (6) manipulating the mandatory times for filing prescriptions. The state of Florida declined to become involved in the case initially but then sought to intervene. However, on July 27, 2004, the judge ruled that the Florida's Attorney General Office had not provided sufficient legal reasoning to justify its intervention more than a year after it had declined to become involved. Three amended complaints were filed in this case, but the court ruled in favor of Caremark on the merits. It went to the 7th Circuit on appeal (No. 06-4419). On July 27, 2007 the appeals court affirmed the lower court decision on the merits.

New Jersey

Group Hospitalization and Medical Services, d/b/a CareFirst Blue Cross Blue Shield v. Merck Medco Managed Care, L.L.P., et al. - No. 03-cv-4144 **(N.J. Super. Ct. 2003)** – In this suit, the

plaintiff Group Hospitalization and Medical Services, d/b/a CareFirst Blue Cross Blue Shield ("CareFirst") alleges state law claims for breach of fiduciary duty, breach of contract, negligent misrepresentation and unjust enrichment, and claims arising under District of Columbia and New Jersey state statutes against Merck-Medco Managed Care, L.L.P. ("Medco"). As a common law fiduciary, Medco had a duty to manage CareFirst's prescription drug benefits solely its best interest, and to act with undivided loyalty toward CareFirst. Medco was precluded via its fiduciary status from self-dealing or profiting at CareFirst's expense. Subsequent to the expiration of its Agreements with Medco, CareFirst has alleged that Medco breached those Agreements and its fiduciary duties in at least the following ways:

1. failing to require generic substitution at mail and retail;
2. manipulating pricing at retail and mail so as to regularly and systematically bill claims at rates other than those set forth in its Agreements with CareFirst, in order to profit at CareFirst' s expense;
3. concealing the full amounts of manufacturer rebates and discounts it received with regard to CareFirst's plans, and failing to pass through to CareFirst the full amount of rebates to which it was due;
4. choosing drugs for its Preferred Prescriptions Formulary based on which drugs would garner the most rebate monies for Medco, rather than based on which drugs would be most cost-effective and efficacious for CareFirst;
5. engaging in drug switching to higher priced drugs without medical justification; and
6. failing to meet performance standards defined in its Agreements with CareFirst.

New York

New York Unions v. Express Scripts, Inc., et al. – This lawsuit was filed before the New York State Supreme Court in New York County on December 31, 2003, by the United University Professions ("UUP") and the Organization of New York State Managerial Confidential Employees ("OMCE"). The complaint alleges that Express Scripts engaged in fraudulent practices at the expense of union members. According to the suit, Express Scripts negotiated discounts and rebates with drug manufacturers and then unlawfully withheld them from union members. The suit also holds that Express Scripts distorted the Average Wholesale Price (AWP) of its drugs which artificially inflated drug prices to union members.

This suit was removed from the state court to the United States District Court for the District of Southern New York on February 6, 2004 and consolidated with another matter along the same lines, newly titles *In re Express Scripts PBM Litigation*. Express Scripts filed a motion to dismiss on May 21,2004. On April 29, 2005 a scheduled hearing for oral argument on the motion to dismiss was cancelled in consideration that the Judicial Panel on Multidistrict Litigation will transfer this action.

The New York action was transferred to the Eastern District of Missouri on July 8, 2005 (Case no. 4:05cv1081). (*See* above In re Express Scripts, Inc. Pharmacy Benefits Management Litigation).

People of the State of New York v. Express Scripts, Inc., et al. – This breach of contract lawsuit was filed on August 4, 2004 in New York State Supreme Court in Albany County. The suit was the result of a one-year investigation by Attorney General Spitzer's office in cooperation with the Department of Civil Service and the Office of State Comptroller. The investigation was sparked

by audits of Express Scripts conducted by Comptroller in 2002. Plaintiffs are seeking injunctive relief, restitution, damages, indemnification and civil penalties resulting from defendants' breaches of contract. The lawsuit alleges that Express Scripts: (1) enriched itself at the expense of the Empire Plan (New York State's largest employee health plan) and its members by inflating the cost of generic drugs; (2) diverted to itself millions of dollars in manufacturer rebates that belonged to the Empire Plan; (3) engaged in fraud and deception to induce physicians to switch a patient's prescription from one prescribed drug to another for which Express Scripts received money from the second drug's manufacturer; (4) sold and licensed data belonging to the Empire Plan to drug manufacturers, data collection services and others without the permission of the Empire Plan and in violation of the State's contract; and, (5) induced the State to enter into the contract by misrepresenting the discounts the Empire Plan was receiving for drugs purchased at retail pharmacies. The lawsuit also alleges, that in furtherance of its scheme to divert and retain manufacturer rebates that belonged to the Empire Plan, Express Scripts disguised millions of dollars in rebates as "administrative fees," "management fees," "performance fees," "professional services fees," and other names. It further alleges that the drug switches caused by Express Scripts often resulted in higher costs for plans and members.
On July 31, 2008, Cigna, who administered the Empire Plan, and Express Scripts agreed to a $27 million settlement. Under the agreement, consumers served by Express Scripts or any other PBM subcontracting with Cigna in the state of New York will receive notice when a drug switch is initiated and will be informed of their right to refuse the switch. Express Scripts must also adopt new rules to increase transparency, including disclosure of pricing methods, payments received from manufacturers, factors considered when calculating targeted discount rates, and the current discount rates for generics. Both companies agreed to cover the cost of the settlement but did not admit to any wrongdoing.

Ohio

Ohio v. Medco Health Solutions, Inc. - On December 22, 2003 the state of Ohio filed a lawsuit in Hamilton County Common Pleas Court against Medco Health Solutions. The suit held that the State Teachers Retirement System of Ohio was overcharged millions of dollars for prescription drugs. The State Teachers Retirement System sought up to $50 million from Medco, including $36 million in alleged overcharges for the dispensing fees on mail-ordered medications. Other allegations claim that Medco undercounted pills when filling prescriptions and permitted non-pharmacists to dispense and cancel patient prescriptions without the necessary oversight by a licensed pharmacist. The case also contended that Medco steered doctors, pharmacists, and patients to choose brand-name and higher-cost medications manufactured by Merck rather than selecting generic equivalents. On December 19, 2005 the Plaintiff's verdict found Medco liable for constructive fraud and awarded $7.8 million total, $6.9 million in damages plus $915,000 for the State Teachers Retirement System.

West Virginia

West Virginia v. Medco Health Solutions- ; Filed in November of 2002 in Kanawha Circuit Court, the West Virginia Attorney General alleged that Medco withheld prescription drug rebates

and other savings from the State's Public Employee Insurance Agency ("PEIA"). A central complaint of the case held that Medco deliberately steered PEIA members to purchase Merck manufactured medications even though they were more expensive than therapeutically equivalent alternatives. Another allegation against Medco charged that Medco failed to pass manufacturer rebates on to the consumer. Concurrent to the suit filed by the State against Medco, Medco filed a suit against the State alleging that the State failed to pay for $2.2 million owed Medco by the State of West Virginia. In December 2003, the circuit court granted Medco's motion to dismiss several of the claims. The judge dismissed allegations of Medco's fraud, conspiracy and tortuous interference, and violations of the Consumer Protection Act. The court has permitted the West Virginia Attorney General to re-allege its claims of fraud if it can offer necessary evidence. This case was settled in July 2007 with Medco paying the State $5,500,000 and the lawsuit dismissed with prejudice.

David A. Balto
Attorney At Law
Law Offices of David Balto
1350 I Street, NW
Suite 850
Washington, DC 20005
202-577-5424
david.balto@yahoo.com
www.dcantitrustlaw.com

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: (404) 572-4600
Fax: (404) 572-5100
www.kslaw.com

Laura Oleck Hewett
Direct Dial: 404-572-2729
Direct Fax: 404-572-5133
lhewett@kslaw.com

December 16, 2010

By Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Synovus Financial Corp.
Shareholder Proposal of Lawrence L. Bryan and Norman W. Davis
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Synovus Financial Corp. (the "Company"), we request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy materials relating to its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") the shareholder proposal (the "Proposal") described below and attached to this letter as Exhibit A that was submitted by Lawrence L. Bryan and Norman W. Davis (the "Proponents").

The Company intends to hold its 2011 annual meeting on or about April 27, 2011 and to file its definitive proxy materials for the annual meeting with the Commission on or about March 18, 2011. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file the definitive proxy materials.

This request is being submitted by electronic mail. A copy of this letter is also being sent to the Proponents as notice of the Company's intent to omit the Proposal from the 2011 Proxy Materials. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder Proponents are required to send companies a copy of any correspondence that the Proponents elect to submit to the Commission or the Staff. Accordingly, if the Proponents elect to submit additional

correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Proposal

The Proposal includes the following resolution: "RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions." The full text of the Proposal is attached as Exhibit A to this letter.

Basis for Exclusion of the Proposal

We believe that that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents have not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information;
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponents.

Analysis

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to establish the requisite eligibility to submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company, which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Company received the Proposal on or about October 21, 2010, which was sent via U.S mail and postmarked October 13, 2010. The Company's stock records do not indicate that the Proponents are the record owners of sufficient shares to satisfy the ownership requirements of Rule

14a-8(b), and the Proponents did not include with the Proposal evidence demonstrating satisfaction of such ownership requirements. In addition, the Proponents did not provide a written statement that they intend to hold the securities through the date of the annual meeting.

The Company promptly sought verification from the Proponents of their eligibility to submit the Proposal. The Company sent via certified U.S. mail on October 25, 2010 a letter addressed to each of the Proponents, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponents of the requirements of Rule 14a-8 and how the Proponents could cure the procedural deficiencies: specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) and provide a written statement with respect to the shareholder's intention to hold the securities through the date of the annual meeting (the "Deficiency Notice"). The Deficiency Notice indicated that the Company had not received proof that the Proponents had satisfied the requirements of Rule 14a-8, that the Proponents had not provided a written statement from the record holder of the securities in accordance with Rule 14a-8 verifying that, at the time the Proponents submitted the proposal, the Proponents continuously held the securities for at least one year, and that the Proponents had not provided a written statement with respect to the Proponents' intention to hold the securities through the date of the annual meeting. The Deficiency Notice included a copy of Rule 14a-8. A copy of the Deficiency Notice is attached as Exhibit B.

The Proponents responded to the Deficiency Notice in a letter dated October 29, 2010, which was sent via certified U.S mail and postmarked November 2, 2010 (the "Proponents' Response"). In the Proponents' Response, Mr. Davis, one of the Proponents, provided what appears to be a printout of pages from a broker website as of October 26, 2010, a letter from Wells Fargo Advisors, LLC ("Wells Fargo") dated October 27, 2010, and a statement that he intends to maintain ownership of the securities through the date of the annual meeting. Mr. Bryan, the other Proponent, provided a letter from Wells Fargo dated October 27, 2010 and a statement that he intends to maintain ownership of the securities through the date of the annual meeting. A copy of the Proponents' Response is attached as Exhibit C.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponents.

Both the printout from the broker website and the letters from Wells Fargo included in the Proponents' Response fail to meet the requirements set out in Rule 14a-8(b) to substantiate that the Proponents are eligible to submit the Proposal. There are several reasons why the printout from the broker website does not satisfy the 14a-8(b) requirements. First, there is nothing in the printout from the website that confirms that the Proponent is the holder of the account or the Company shares held in such account except for the term "(DAVIS)" that appears at the top left of one page of the printout from the website, which page does not contain any information about ownership of Company shares. Second, the printout does not demonstrate that the Proponent has continuously owned the requisite number of Company shares for the one-year time period, but only that an unnamed account (since there is no identifying information of any type on these pages of the

printout) has, at certain times, purchased Company shares. Third, the printout does not establish the Proponent's ownership of the Company shares as of the date the Proposal was submitted to the Company (October 13, 2010, as evidenced by the postmark), but instead lists the holdings of an unnamed account that appears to be as of a fixed date, October 26, 2010 (although no date appears on the pages that contain the unnamed position summary and the purchases of Company securities from time to time).

Even if the printout contained in the Proponents' Response clearly identified the Proponent as the holder of the Company shares shown on all pages of the printout, the Proponents' Response would be insufficient because the account records fail to provide documentary support of the Proponent's *continuous* ownership of the shares. SLB 14 clarifies that a shareholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." Rather, "[a shareholder] must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the [shareholder] owned the securities *continuously* for a period of one year as of the time of submitting the proposal."

The Staff has consistently taken a no-action position based on the insufficiency of broker account records in proving that a proponent has met the ownership requirements of Rule 14a-8(b). *See, e.g., General Electric Company* (avail Dec. 19, 2008); *IDACORP, Inc.* (avail. Mar. 5, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Duke Realty Corp. (SEIU)* (avail. Feb. 7, 2002). As in these no-action letters, the website printout submitted by the Proponent does not sufficiently demonstrate that the Proponent has met the ownership requirements of Rule 14a-8(b). The date shown on the printout appears to be as of October 26, 2010 (although no date appears on the pages that contain the unnamed position summary and the purchases of Company securities from time to time), which date does not correspond to the date that the Proposal was submitted to the Company (October 13, 2010).

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a Proponents' failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Electric Company* (avail. Oct. 7, 2010); *D.R. Horton, Inc.* (avail. Sep. 30, 2010); *Hewlett-Packard Company* (avail. Jul. 28, 2010); *Union Pacific Corp.* (avail. Jan. 29, 2010); *Time Warner Inc.* (avail. Feb 19, 2009); *Alcoa Inc.* (avail. Feb 18, 2009); *General Electric Company* (avail Dec. 19, 2008); *Qwest Communications International Inc.* (avail. Feb. 29, 2008) ; *Exxon Mobil Corp.* (avail. Jan. 29, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Intel Corp.* (avail. Jan. 29, 2004) (in each case concurring with the exclusion of a proposal because the Proponents failed to supply documentary support sufficiently evidencing that the Proponents satisfied the minimum ownership requirement as required by Rule 14a-8(b)). Similarly, the Proponents' submission of unnamed account information as of a fixed date and of the purchase of certain shares of Company stock by an unnamed account on various dates does not satisfy the Proponents' burden of proving eligibility to submit the Proposal based on continuous ownership for at least one year of the requisite amount of Company securities as required by Rule 14a-8(b).

The letters provided by the Proponents from Wells Fargo also do not satisfy the 14a-8(b) requirements. The Wells Fargo letters, dated October 27, 2010, state that Mr. Bryan has held "2,551 shares for at least one year" and that Mr. Davis has "held 10,672 shares for at least one year". The Wells Fargo letters do not establish that the Proponents owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted to the Company, because they do not establish ownership of Company shares for the period between October 13, 2009 (one year prior to the date the Proposal was submitted) and October 27, 2009 (the earliest date for which the Wells Fargo letters establish the Proponents' ownership of Company shares).

SLB 14 places the burden of proving ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Moreover, SLB 14 states, "A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal". If the one year period as of the date of submission of the Proposal does not coincide completely with the one year period verified by the record holder, the proponent has not satisfied the eligibility requirements under Rule 14a-8(b).

The Staff has consistently allowed companies, in similar circumstances, to omit shareholder proposals where the proof of ownership submitted by the shareholder failed to specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See, e.g., Union Pacific Corporation* (avail. Jan. 29, 2010) (record holder letter, which was dated December 11, 2009, did not provide proof of ownership continuously for one year prior to the date of submission of December 3, 2009); *Verizon Communications Inc.* (avail. Dec. 23, 2009) (record holder letter, which was dated November 23, 2009, did not provide proof of ownership continuously for one year prior to the date of submission of November 20, 2009); *General Electric Company* (avail. Dec. 23, 2009); *Pall Corp.* (avail. Sept. 20, 2005); *International Business Machines Corp.* (avail. Jan. 7. 2004); *Moody's Corp.* (avail. Mar. 7, 2002); *The Home Depot, Inc.* (avail. Feb. 5, 2007); *Toll Brothers, Inc.* (avail. Jan. 10, 2006).

Accordingly, the Proponents' Response is insufficient as evidence that the Proponents have met the minimum ownership requirements of Rule 14a-8(b) because both the broker website printout and the Wells Fargo letters fail to show continuous ownership of the requisite number of Company securities for one year as of the date the Proposal was submitted. The Company therefore requests that the Staff concur that it may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations. The Proposal requests a "report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company

occurring during the same time period for generic, branded, and combined total prescriptions." The content of the report that the Proponents request, relating to the costs of prescription drug benefits provided generally to employees under the Company's health care plans, clearly involves matters of ordinary business operations.

In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business operations exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *Id.*

The report requested by Proponents would require information, on a per prescription basis for the general workforce of the Company, about the costs to the Company of prescription drug benefits from different types of suppliers of prescription drugs, information about the calculation of administrative costs and rebates (among other things) related to providing prescription drug benefits and information comparing "actual recent experience" on generic, branded and combined total prescription cost. In the ordinary course of its business, the Company's human resources and employee benefits personnel and their advisors consider the issues of the design, implementation and oversight of the Company's employee benefit plans and programs. The selection of the Company's health care suppliers and vendors, the ongoing management of the health care programs and the ongoing management of all of the costs in providing health care benefits -- which necessarily involves regular analysis and decision making on the scope of the health care benefits that may be furnished -- is one of the most fundamental tasks reserved to the Company's management as part of the Company's ordinary business operations. These decisions involve detailed analytical assessments of the risks and rewards of offering various benefit plan designs, including the level and scope of prescription drug benefits under health care plans. Further, the costs for prescription drugs under the benefit plans are negotiated by the Company and are proprietary and competitive in nature. Disclosure of information regarding specific contracts could potentially damage the Company's ability to secure improved costs in future negotiations with current or prospective providers of prescription drug benefits. Decisions about prescription drug benefits are based on business considerations that are outside the knowledge and expertise of shareholders. This Proposal seeks to micro-manage the Company by requesting detailed information about specific health care services and costs, is a matter upon which shareholders, as a group, would not be in a position to make an informed judgment and is a matter which is impracticable for shareholders to decide at an annual meeting.

The Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding general employee compensation, employee health, medical and other welfare benefits, and with the effect of changes in health insurance costs. *See, e.g., Target Corporation* (avail. Feb. 27, 2007) (proposal requesting that the Board prepare a report examining the

implications of health care expenses); *Federated Department Stores, Inc.* (avail. Feb 26, 2007); *Kohl's Corporation* (avail. Jan. 8, 2007); *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2006) (proposal requesting that the Board prepare a report on the public health services used by the company in its domestic operations); *International Business Machines Corporation* (avail. Jan. 13, 2005) (proposal requesting a report on the competitive impact of rising health insurance costs); *BellSouth Corporation* (avail. Jan. 2, 2005) (proposal asking the board to increase the pensions of BellSouth retirees); *Sprint Corporation* (avail. Jan. 28, 2004) (proposal seeking a report on the potential impact on the recruitment and retention of Sprint employees due to changes in retiree health care and life insurance); *General Motors Corporation* (avail. Mar. 24, 2005) (proposal asking General Motors to establish a committee of directors to develop specific reforms for the health cost problem).

The compensation and employee benefits that the Company generally offers to all of its employees, such as health care benefits and prescription drug coverage that is provided thereunder, are some of the most fundamental employee issues companies deal with on a day-to-day basis. Studies, analyses and other decision-making activities relating to these issues, including the requested report on costs of prescription drug benefits, and more specifically on how prescriptions are filled, fit squarely within the ordinary business operations of a corporation. Accordingly, the Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of one of the Proponents.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(4) because it is designed to further a personal interest of at least one of the Proponents that is not shared by the Company's other shareholders at large. The Proposal is designed to result in a benefit to at least one of the Proponents that is not a benefit that would be provided to the Company's shareholders at large.

Representatives of the Company met with the Proponents on December 2, 2010. The letter sent by the Company to Proponents dated November 17, 2010 confirming the December 2, 2010 meeting is attached as Exhibit D. Based on statements made by one of the Proponents to Company representatives at the meeting, it is the Company's understanding that Mr. Davis is the co-owner of Medical Park Pharmacy, an independent retail pharmacy that is within the local area in which the Company's headquarters are based. It also appears that Mr. Davis is a member of the 2010 Board of Directors of the Alabama Independent Drugstore Association. (*See* http://www.aidarx.org/board.htm, where he is shown as a Director of District 3 and representing Medical Park Pharmacy). One of the goals cited by the Alabama Independent Drugstore Association is to "serve as a non-profit trade association organized for the purpose of *representing the commercial interests of independent retail drugstores* in the State of Alabama". (emphasis added, *see* http://www.aidarx.org/about.htm) While the Proposal is couched in terms of advocating the "freedom" of the Company's employees and retirees to "choose their pharmacy", and stating that "Independent Retail Pharmacies" are "a vital part of their communities", it is clear that at least one of the Proponents has a personal interest in encouraging the use of such a "community based" prescription drug program. What is not clear, however, is that such a program would benefit the Company's other shareholders at large.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against a company and is designed to result in a benefit to a proponent or to further a personal interest, which is not shared with other stockholders at large. The Commission has established that the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Exchange Act Release No. 34-3638 (Jan. 3, 1945). The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. *See* Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (Oct. 14, 1982). In discussing the predecessor rule governing the exclusion of personal grievances, the Commission stated: "It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." *See* Exchange Act Release No. 19135 (Oct. 14, 1982).

The Staff has consistently granted no-action relief when a proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, but upon closer inspection appears that the Proponents is using the proposal as a tactic designed to redress a personal claim or grievance or further a personal interest. *See, e.g., The Southern Company* (avail. Dec. 10, 1999); *Pyramid Technology Corporation* (avail. Nov. 4, 1994); *Texaco, Inc.* (avail. Feb. 15, 1994 and Mar. 18, 1993); *Sigma-Aldrich Corporation* (avail. Mar. 4, 1994); *McDonald's Corporation* (avail. Mar. 23, 1992); *The Standard Oil Company* (avail. Feb. 17, 1983); *International Business Machines Corporation* (avail. Feb. 5, 1980); *American Telephone & Telegraph Company* (avail. Jan. 2, 1980).

The underlying personal interest of at least one of the Proponents in encouraging Company employees and retirees to use "community based" pharmacies such as the pharmacy that Mr. Davis co-owns is clearly of no interest to the Company's stockholders at large, and the Proponents should not be permitted to abuse the shareholder proposal process to further a personal interest of at least one of the Proponents. Accordingly, the Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(4).

Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (404) 572-4600 or Alana L. Griffin, the Company's Deputy General Counsel, at (706) 644-2485.

The Company requests that the Staff send a copy of its response to this letter via facsimile to the Company, Company's counsel and the Proponents at the following numbers: (706) 644-1957, Attn: Alana L. Griffin, Deputy General Counsel, Synovus Financial Corp. (404) 572-5133, Attn: Laura Oleck Hewett, King & Spalding LLP and (334) 298-0342, Attn: Lawrence L. Bryan and Norman W. Davis.

Sincerely,



Laura Oleck Hewett

Enclosures

cc: Ms. Alana L. Griffin
Mr. Lawrence L. Bryan
Mr. Norman W. Davis

Exhibit A

Lawrence L. Bryan, *** FISMA & OMB Memorandum M-07-16 *** holder of 26,300 shares of Common Stock and Norman W. Davis, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** holder of 52,870 shares of Common Stock, propose to submit the following resolution at the 2011 Annual Meeting of Stockholders:

"Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

Received October 21, 2010 GCO



Medical Park Pharmacy
1623 21st Court
Phenix City, AL 36867

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Synovus Financial Corp
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31901+5263



Exhibit B



ALANA L. GRIFFIN
Deputy General Counsel
Assistant Secretary
(706) 644-2485
alanagriffin@synovus.com

October 25, 2010

VIA CERTIFIED MAIL

Mr. Lawrence L. Bryan
Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Re: Synovus Financial Corp. – Shareholder Proposal

Dear Messrs. Bryan and Davis:

Synovus Financial Corp. ("Synovus") received your shareholder proposal (post-marked October 13, 2010), a copy of which is attached (the "Proposal"), on or about October 21, 2010. The Proposal, as received, does not satisfy the eligibility criteria set forth in Rule 14a-8(b) promulgated under the Regulation 14A of the Securities Exchange Act of 1934, as amended, because you have not provided the following:

(1) verification that you have continuously held at least $2,000 in market value, or 1%, of Synovus' common stock for at least one year as of the date the Proposal was submitted (i.e. a written statement from the record holder of the securities verifying that, at the time the Proposal was submitted, you continuously held such securities for at least one year); and

(2) a written statement that you will continue to hold such securities through the date of Synovus' 2011 annual meeting.

For your reference, a copy of Rule 14a-8 is included with this letter.

This letter constitutes notice to you of these deficiencies as required by Rule 14a-8(f). In addition, under Rule 14a-8(f), you have 14 days from the date of your receipt of this letter to cure these deficiencies. If you do not respond to this letter within this 14 day timeframe, Synovus is permitted to exclude your Proposal from the proxy statement for Synovus' 2011 annual meeting.

Very truly yours,



Alana L. Griffin

ALG
Enclosures

cc: Samuel F. Hatcher

Lawrence L. Bryan, *** FISMA & OMB Memorandum M-07-16 *** holder of 26,300 shares of Common Stock and Norman W. Davis, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** holder of 52,870 shares of Common Stock, propose to submit the following resolution at the 2011 Annual Meeting of Stockholders:

"Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

Received: October 21, 2010 GCO

- §240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these

documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving

your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF RETURN ADDRESS. FOLD AT DOTTED LINE

CERTIFIED MAIL



7099 3400 0014 9229 8166

7099 3400 0014 9229 8166

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Postmark Here

Recipient's Name *(Please Print Clearly) (to be completed by mailer)* Mr. Lawrence L. Bryan

Street, Apt. No.; or PO Box No. Mr. Norman W. Davis

City, State, Z*** FISMA & OMB Memorandum M-07-16 ***

PS Form 3800, February 2000 — See Reverse for Instructions

7099 3400 0014 9229 8166

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Postmark Here — COLUMBUS GA 0502 OCT 26 2010

10/26/2010

Recipient's Name *(Please Print Clearly) (to be completed by mailer)* Mr. Lawrence L. Bryan

Street, Apt. No.; or PO Box No. Mr. Norman W. Davis

City, State, *** FISMA & OMB Memorandum M-07-16 ***

PS Form 3800, February 2000 — See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- ☐ Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- ☐ Print your name and address on the reverse so that we can return the card to you.
- ☐ Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Lawrence L. Bryan
Mr. Norman W. Davis
FISMA & OMB Memorandum M-07-16

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
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PS Form 3811, August 2001 — Domestic Return Receipt — 102595-02-M-1540

SYNOVUS®

ALANA L. GRIFFIN
Deputy General Counsel
Assistant Secretary
(706) 644-2485
alanagriffin@synovus.com

October 25, 2010

VIA CERTIFIED MAIL

Mr. Lawrence L. Bryan
Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Re: Synovus Financial Corp. – Shareholder Proposal

Dear Messrs. Bryan and Davis:

Synovus Financial Corp. ("Synovus") received your shareholder proposal (post-marked October 13, 2010), a copy of which is attached (the "Proposal"), on or about October 21, 2010. The Proposal, as received, does not satisfy the eligibility criteria set forth in Rule 14a-8(b) promulgated under the Regulation 14A of the Securities Exchange Act of 1934, as amended, because you have not provided the following:

(1) verification that you have continuously held at least $2,000 in market value, or 1%, of Synovus' common stock for at least one year as of the date the Proposal was submitted (i.e. a written statement from the record holder of the securities verifying that, at the time the Proposal was submitted, you continuously held such securities for at least one year); and

(2) a written statement that you will continue to hold such securities through the date of Synovus' 2011 annual meeting.

For your reference, a copy of Rule 14a-8 is included with this letter.

This letter constitutes notice to you of these deficiencies as required by Rule 14a-8(f). In addition, under Rule 14a-8(f), you have 14 days from the date of your receipt of this letter to cure these deficiencies. If you do not respond to this letter within this 14 day timeframe, Synovus is permitted to exclude your Proposal from the proxy statement for Synovus' 2011 annual meeting.

Very truly yours,



Alana L. Griffin

ALG
Enclosures

cc: Samuel F. Hatcher

Lawrence L. Bryan, *** FISMA & OMB Memorandum M-07-16 *** holder of 26,300 shares of Common Stock and Norman W. Davis, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M holder of 52,870 shares of Common Stock, propose to submit the following resolution at the 2011 Annual Meeting of Stockholders:

"Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

Received October 21, 2010 GCO

- §240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these

documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving

your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.


7005 1160 0003 7262 9597
7005 1160 0003 7262 9597

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Sent To: Mr. Lawrence L. Bryan / Mr. Norman W. Davis

Street, Apt. No.; or PO Box No.: FISMA & OMB Memorandum M-07-16 ***

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1. Article Addressed to:

Mr. Lawrence L. Bryan
Mr. Norman W. Davis

* FISMA & OMB Memorandum M-07-16 *

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

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PS Form 3811, August 2001 — Domestic Return Receipt — 102595-02-M-1540

Exhibit C

Lawrence L. Bryan

*** FISMA & OMB Memorandum M-07-16 ***

October 29, 2010

Corporate Secretary
Synovus Financial Corp
1111 Bay Ave, Suite 500
Columbus, Ga. 31901

To Whom It May Concern:

Please find enclosed the requested documentation concerning ownership of at least $2000.00 of stock for at least one year prior to submission of the shareholder proposal.

I, indeed, have plans to maintain ownership of this stock at least, and beyond, the date of the 2011 annual meeting.

Sincerely,



Lawrence L. Bryan

Wells Fargo Advisors, LLC
700 Brookstone Centre Parkway, Suite 100
Columbus, GA 31904

Tel 706-322-6751
Fax 706-322-9954
800-929-0905


WELLS
FARGO
ADVISORS

October 27, 2010

Mr. Lawrence L. Bryan

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bryan:

This letter is in response to your request for verification of ownership of 4,551 shares of Synovus Financial Corp. (symbol SNV) held in your Brokerage account with us. Our records show that you are currently holding 4,551 shares of Synovus Fiancial Corp., and have held 2,551 shares for at least one year.

Sincerely,

Janice Hutson
Branch Manager

Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

October 29, 2010

Corporate Secretary
Synovus Financial Corp
1111 Bay Ave, Suite 500
Columbus, Ga. 31901

To Whom It May Concern:

Please find enclosed the requested documentation concerning ownership of at least $2000.00 of stock for at least one year prior to submission of the shareholder proposal. I, indeed, have plans to maintain ownership of this stock at least, and beyond, the date of the 2011 annual meeting.

Sincerely,



Norman W. Davis

Wells Fargo Advisors, LLC
700 Brookstone Centre Parkway, Suite 100
Columbus, GA 31904

Tel 706-322-6751
Fax 706-322-9954
800-929-0905


WELLS
FARGO
ADVISORS

October 27, 2010

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Davis:

This letter is in response to your request for verification of ownership of 21,022 shares of Synovus Financial Corp. (symbol SNV) held in your Brokerage account with us. Our records show that you are currently holding 21,022 shares of Synovus Financial Corp., and have held 10,672 shares for at least one year.

Sincerely,



Janice Hutson
Branch Manager

Lawrence L. Bryan, *** FISMA & OMB Memorandum M-07-16 *** holder of 26,300 shares of Common Stock and Norman W. Davis, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** holder of 52,870 shares of Common Stock, propose to submit the following resolution at the 2011 Annual Meeting of Stockholders:

"Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."



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7009 1680 0000 5229 4669



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U.S. POSTAGE
PAID
PHENIX CITY, AL
36867
NOV 02, 10
AMOUNT
$6.15
00064862-02

1000 31901

RETURN RECEIPT
REQUESTED FIRST CLASS

Corporate Secretary
Synovus Financial Corp
1111 Bay Ave, Suite 500
Columbus, GA 31901

Exhibit D

SYNOVUS®

ALANA L. GRIFFIN
Deputy General Counsel
Assistant Secretary
(706) 644-2485
alanagriffin@synovus.com

November 17, 2010

<u>VIA US MAIL</u>

Mr. Lawrence L. Bryan

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

Re: Synovus Financial Corp. – Shareholder Proposal Meeting

Dear Messrs. Bryan and Davis:

Per our telephone conversations today, Synovus Financial Corp. ("Synovus") would like to meet with you on Thursday, December 2, at 8:30 a.m. to discuss the shareholder proposal that you submitted for inclusion in Synovus' proxy statement for its 2011 annual meeting. I will attend the meeting along with senior representatives from our Human Resources department. While both parties reserve all rights in determining how to proceed following the meeting, we do think the meeting will be beneficial in facilitating a better understanding of the issues presented.

The meeting will be held at the Synovus Centre located at 1100 Bay Avenue in Columbus. We will be meeting in the Bayside Room on the 5th Floor.

Very truly yours,



Alana L. Griffin

ALG

cc: Samuel F. Hatcher